

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2023

Francisco Salva
President and Chief Executive Officer
Azitra Inc
21 Business Park Drive
Branford, CT 06405

>   **Re: Azitra Inc**
>   **Registration Statement on Form S-1**
>   **Filed February 21, 2023**
>   **File No. 333-269876**

Dear Francisco Salva:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed February 21, 2023

Our Company, page 1

1. We note your revised disclosure in response to prior comment 2. Please revise the first sentence in this section to avoid any implication that your therapies presently "can be applied topically to treat diseases of the skin."

Our Strategy, page 2

2. We note your revised disclosure on page 54 in response to prior comment 18. Please revise your Summary disclosure on page 2 to explain that the technology you license from the Fred Hutchison Cancer Center is not incorporated into any of your current product candidates.

Pipeline Table, page 2

3.   We refer to prior comment 4 and note your revised pipeline table on page 2 and its inclusion in the new cover graphics. Please revise both pipeline presentations to clarify the status of the Consumer Health Programs and the commercialization rights to the products under development. In this regard, it is unclear what the arrow depicts in this section. In addition it is not clear from your presentation what the Bayer symbol represents.

Our Market Oppportunity, page 4

4.   We note your response to prior comment 6. With reference to your disclosure on page 56, please revise the disclosure on page 4 to clarify that the market opportunity is an estimate of the market in the mid-2030s. With reference to your disclosure on page 66-67, tell us whether the $250 million estimate takes into account that the US composition of matter patent covering recombinant bacteria for treating abnormal skin conditions expires in 2035.

Our Business Strategies, page 52

5.   We note your revised disclosures in response to prior comment 16. Please revise the disclosure concerning the clinical trial agreement with Yale to explain the status of the observational trial. Discuss material financial arrangements concerning the agreement.

Bayer Joint Development Agreement, page 64

6.   Please revise to disclose the term and termination provisions of the Joint Development Agreement and restore the disclosure concerning the option period. Discuss the planned timeline for conducting the in vitro and ex vivo characterization work and any other additional work that is required before there would be delivery of the results of the JDA development activities to Bayer. With reference to prior comment 21, please revise to clarify that no commercial license has been negotiated and this will only occur after Bayer has reviewed the data.

Preclinical Data for ATR-01, page 64

7.   We note your response to our prior comment 17; however, please further expand your disclosure to include narrative disclosure to explain graphs B, C and D regarding the mouse models.

General

8.   Please remove the graphic highlighting the peak sales figure. In this regard, we note that you have not commenced clinical trials and your disclosure on page 56 indicates that the estimate is based on multiple assumptions and is an estimate for the market in the mid-2030s. For additional guidance, please refer to Compliance Disclosure Interpretations, Securities Act Forms, Question 101.03.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Li Xiao at 202-551-4391 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel K. Donahue, Esq.